SPECIAL MEETING OF SHAREHOLDERS OF

KBS FASHION GROUP LIMITED

February 3, 2017

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/17938

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030000000000000000 4 020317

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The undersigned hereby instructs said proxies or their substitutes:

	FOR	AGAINST	ABSTAIN
1. To grant discretionary authority to the Board of Directors of the Company to (i) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more combinations of issued and outstanding shares of common stock, par value $0.0001 of the Company ("Common Stock") at a ratio within the range from one-for-two up to one-for-twenty (the "Reverse Stock Split") and (ii) determine whether to pay in cash the fair value of fractions of a share of Common Stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive, in lieu of any fractional share, the number of shares of Common Stock rounded up to the next whole number.	☐	☐	☐

I (we) acknowledge receipt of the Notice of Special Meeting of Shareholders and the Proxy Statement dated January 9, 2017 and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

KBS FASHION GROUP LIMITED

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 3, 2017

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder of KBS Fashion Group Limited, a Republic of the Marshall Islands corporation (the "Company"), acknowledges receipt of the Notice of Special Meeting of Shareholders and Proxy Statement, dated January 9, 2017, and hereby constitutes and appoints Mr. Keyan Yan and Ms. Lixia Tu, or either of them acting singularly in the absence of the other, with full power of substitution in either of them, the proxies of the undersigned to vote with the same force and effect as the undersigned all the Company's Common Stock which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on February 3, 2017, and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said proxies may do or cause to be done by virtue thereof with respect to the following matter:

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED; IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS LISTED ON THE FRONT OF THIS PROXY CARD.

(Continued and to be signed on the reverse side.)

SPECIAL MEETING OF SHAREHOLDERS OF

KBS FASHION GROUP LIMITED

February 3, 2017

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until 11:59 PM EST February 2, 2017.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Special Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/17938

Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.

00030000000000000000 4 020317

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x]

The undersigned hereby instructs said proxies or their substitutes:

	FOR	AGAINST	ABSTAIN
1. To grant discretionary authority to the Board of Directors of the Company to (i) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more combinations of issued and outstanding shares of common stock, par value $0.0001 of the Company ("Common Stock") at a ratio within the range from one-for-two up to one-for-twenty (the "Reverse Stock Split") and (ii) determine whether to pay in cash the fair value of fractions of a share of Common Stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive, in lieu of any fractional share, the number of shares of Common Stock rounded up to the next whole number.	☐	☐	☐

I (we) acknowledge receipt of the Notice of Special Meeting of Shareholders and the Proxy Statement dated January 9, 2017 and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.